

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

Via E-mail
Mr. Jerry Kieliszak
Senior Vice President and Chief Financial Officer
Chyron Corporation
5 Hub Drive
Melville, New York, 11747

      Re: **Chyron Corporation**
             Form 10-K for the fiscal year ended December 31, 2010
             Filed March 23, 2011
             File No. 001-09014

Dear Mr. Kieliszak:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brian Cascio

                    Brian R. Cascio
                    Accounting Branch Chief